

CORRECTED
June 9, 2011

Via U.S. Mail and facsimile to (206) 522-2256

Jonathan Hopp
President and Chief Executive Officer
JH Designs, Inc.
11271 Ventura Boulevard #511
Studio City, California 91604

> **Re:** **JH Designs, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-174196**

Dear Mr. Hopp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 1,170,000 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the small number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C after your shares are quoted on the OTC Bulletin Board. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration

of the offering and to identify your affiliated selling stockholders as underwriters. Indicating that the selling stockholders "may be deemed to be an 'underwriter'" is not sufficient. Alternatively, if you disagree with our analysis, please provide the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09, located on our web-site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2. Your financial statements do not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Outside Front Cover Page of Prospectus, page 3

3. Please indicate here and in the Summary that your auditors have issued an opinion that substantial doubt exists as to whether you can continue as an ongoing business, and that you are a development stage company.

Prospectus Summary, page 5

Our Company, page 5

4. Please revise the third paragraph under this heading to disclose to investors in your prospectus summary that you must raise approximately $226,000 to complete your plan of operation for the next 12 months, you do not have any financing arranged and in the absence of such financing, your business will fail.

The Offering, page 6

5. Please indicate that the selling shareholder's determination of when and how to sell the shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.

Risk Factors, page 7

General

6. It appears that you do not have independent directors, or separately standing audit, compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

7. Please consider whether the loss of Mr. Hopp as an employee, director and officer poses a material risk to your business. If so, please add a risk factor. If appropriate, please also disclose in this risk factor that Mr. Hopp is only obligated to serve as your president the chief executive officer through August 5, 2011.

Risks Relating to Our Company, page 7

If the Selling Stockholders Sell a Large Number…., page 8

8. Please revise the percentage in the last sentence of this risk factor or advise.

Risks Relating to Our Common Stock, page 8

There is No Liquidity…., page 8

9. Please make it clear that your stock may not be followed by securities analysts.

Selling Stockholders, page 10

10. Please indicate whether you filed a Form D in conjunction with the transactions involving the selling shareholders. If you did not file a Form D, provide the basis for your determination.

Description of Securities, page 12

Nevada Anti-Takeover Laws, page 13

11. Please reconcile the information here and elsewhere in the registration statement with Article 8 of your Articles of Incorporation, or advise.

Plan of Distribution, page 14

12. Please disclose at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Description of Business, page 16

13. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

- Please discuss in greater detail the business activities you will undertake. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others based on your current available cash. In this regard, we note your risk factor disclosure that your cash of $12,719 as of December 31, 2010 will not be sufficient to operate your business beyond 6 months. We also note your disclosure on page 18 regarding the more than $200,000 in expenses you expect to incur.

- We note your disclosure on page 18 regarding estimated expenses of $25,000 related to a book. Please revise your disclosure to clarify for investors the nature of this expense and the corporate purpose for this expense.

- We note your disclosure on page 18 regarding estimated annual expenses of $36,000 to hire a consultant for sales and development of marketing programs and speaking engagements. Please revise to clarify if this consultant is Mr. Hopp. If so, and if he received compensation for the last completed fiscal year, please disclose this amount as compensation or tell us why you are not required to do so. Refer to Item 402(l) of Regulation S-K.

- Please discuss in greater detail the tools and supplies, if any, used in your business. For example, you refer to "furniture, art work and accessories" and "inventory" on page 16. Explain who owns the "furniture, art work and accessories" and "inventory." If the inventory is supplied to you, please describe your contacts, negotiations, and agreements with any suppliers. Please disclose any additional steps you have taken to further your operations in this regard. Please also disclose the name of the supplier(s). Refer to Item 11(a) of Form S-1 and Item 101(h)(4)(v) of Regulation S-K.

- Please address how you plan to accomplish all of the steps in your timeline and how much time your officer and director will dedicate to your business.

We may have further comment upon reading your response and revisions.

Marketing, page 17

14. If appropriate, please reference the websites http://www.jonathanhopp.com/hopp.htm and http://stagedforsuccessinc.com/index.php.

Employees, page 17

15. Please revise your disclosure to define "non-employee officer."

Our Executive Offices, page 17

16. Please revise to disclose that your office space has been provided by Mr. Hopp at no cost.

Legal Proceedings, page 17

17. Please delete the reference to "mineral claim" or advise.

Securities Authorized Under Equity Compensation Plans, page 18

18. We note your disclosure under this heading that you "may in the future adopt a stock option plan as [y]our mineral exploration activities progress." Please revise or advise.

Management Discussion and Analysis of Financial Condition and Results of Operation, page 18

19. Please provide an executive "Overview" section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; the identity of the company's primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

Plan of Operation, page 18

20. We note in the last sentence under this heading on page 19 that you "cannot provide any assurance that [you] will be able to raise sufficient funds to proceed with any work after the first phase of the exploration program." Please revise or advise.

Results of Operations, page19

21. Please provide a discussion of revenues earned since inception, the changes in revenue and expenses from period to period, and the reasons for the changes. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 19

22. You refer here to funding your "exploration activities" and to the "exploration of the Claims." Please revise or advise.

Directors, Executive Officers, Promoters and Control Persons, page 21

23. Please provide the information required by Item 401(e) of Regulation S-K, including dates and duration of employment. Please delete the puffery and marketing language used to describe Mr. Hopp's background.

24. Please revise your disclosure under this heading to reconcile it with the requirement in Article III, Section 3 of your Bylaws filed as Exhibit 3.2 to your registration statement.

Significant Employees and Consultants, page 22

25. Please provide the basis for determining that Mr. Hopp is an independent contractor/consultant to the company.

Involvement in Certain Legal Proceedings, page 22

26. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. Please include, for example, disclosure regarding the events described in Item 401(f)(1). Refer to Item 11(k) of Form S-1 and Item 401 of Regulation S-K.

27. Please refer to the definition of "promoter" in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

Stock Option Grants, page 23

28. We note your disclosure under this heading that "[u] pon the further development of [y]our business, [you] will likely grant options to directors and officers consistent with industry standards for junior mineral exploration companies." Please revise or advise.

<u>Certain Relationships and Related Transactions, page 23</u>

29. Please revise to disclose under this heading the transactions set forth in Note 7 to your financial statements or tell us why you are not required to do so.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

30. The audit report date from your independent registered public accounting firm is for the year 2010. This does not appear possible given the date of the financial statements. Please amend your filing to include an audit report date of 2011.

<u>Indemnification of Directors and Officers, page II-1</u>

31. Please revise to refer only to your bylaws or advise. If your Articles of Incorporation have been amended to also provide for indemnification, please file your amended charter as an exhibit to your registration statement.

<u>Recent Sales of Unregistered Securities, II-1</u>

32. Please file the subscription agreements used for the private placements referenced under this heading as an exhibit to your registration statement. Refer to Item 601(b) of Regulation S-K.

<u>Exhibits and Financial Statement Schedules, page II-2</u>

33. If required by Item 601(b)(21) of Regulation S-K, please file as an exhibit to your registration statement a list of your subsidiaries together with the information required by that Item. Please also file as exhibits to your registration statement your current debt agreements, such as the line of credit with Wells Fargo referenced in Note 5 to your financial statements and the note payable to an unrelated third party reference in Note 6 to your financial statements, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

<u>Exhibit 5.1 Legal Opinion</u>

34. Please have counsel reference the registration statement file number in the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Catherine Brown, Staff Attorney, at (202) 551- 3513, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.